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                                  Schedule 2.6


         The Seller understands and agrees that it shall sell Consideration Shares only in accordance with the following provisions:

         1.       Certain Definitions:

                  (a) The number of Consideration Shares having an aggregate value equal to $5,000,000 (valued at the Average Closing Price per share as of the Closing
                            Date), i.e., one third of the Consideration Shares delivered at Closing, assuming the portion of the Purchase Price paid by AHI by the delivery of Consideration Shares (valued as set forth in Section 2.2(b) of the Purchase Agreement) is $15,000,000, shall be referred to as the "Tranche One Shares."

                  (b) The balance of Consideration Shares i.e., the remaining two thirds of the Consideration Shares delivered at Closing, shall be referred to as the "Tranche Two Shares."

         2. During the period commencing on the Closing Date and ending on the first anniversary thereof, Seller shall deliver the Consideration Shares to a registered broker/dealer, member NASD, selected by AHI (the "Broker") in street name with duly executed stock powers with signatures medallion guaranteed and full discretionary authority to sell and deliver such Consideration Shares at such times and in such quantities as the Broker may determine. The fees and commissions ("Commissions") of the Broker shall be negotiated between the Broker and AHI. Within seven days after each sale of Consideration Shares, the Broker shall forward to each of the Seller and AHI a confirmation of sale setting forth the number of Consideration Shares sold, the per share sale price, Commissions in respect of such sale and the date of such sale (each, a "Confirmation of Sale").

      3. (a) Upon the expiration of the first thirty (30) days following the Closing Date ("First Sale Period"), if the aggregate net proceeds from the sale of Tranche One Shares is less than $5,000,000, as shown on the Confirmations of Sale (the amount of such deficit is referred to as the "Tranche One Deficit"), the Purchaser shall promptly pay to Seller by wire transfer an amount equal to the Tranche One Deficit plus interest thereon from the Closing Date at the interest rate paid by Seller to its commercial lender for borrowed money ("Seller's Interest Rate") (not to exceed 8% per annum). If the aggregate proceeds from the sale of Tranche One Shares exceeds $5,000,000, such excess is referred to as the "Tranche One Excess".

           (b) (1) In the event there shall be a Tranche One Deficit, contemporaneously with payment by AHI of the Tranche One Deficit, Seller shall pledge to AHI and cause the Broker to deliver


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               custody of any remaining Tranche One Shares to AHI, together with all necessary powers of attorney and executed stock powers, with signatures medallion guaranteed, to permit AHI to sell and deliver such Tranche One Shares, which sale may (but shall not be required) to be made through the Broker.

               (2) AHI shall thereupon have the right, power and authority to direct the sale of such Tranche One Shares at such times and in such quantities as AHI may determine, in its sole judgment. Proceeds of the sale of Tranche One Shares sold at AHI's direction shall be applied and paid as follows:

               (i) 3.5.1.1 First, to reimburse AHI for all costs and expenses in connection with such sales;

               (ii) Second, to reimburse AHI for the amount of the Tranche One
                    Deficit paid to Seller;

               (iii) Third, to pay interest to AHI at the Seller's Interest
                    Rate from the date of payment of the Tranche One Deficit until the date such reimbursement is paid;

               (iv) Fourth, after payment of the amounts set forth in (i), (ii)
                    and (iii) above, any Tranche One Excess shall be paid to Seller, and shall reduce AHI's obligation to Seller, dollar for dollar, against the Tranche Two Guaranty, pursuant to Paragraph 4 herein.

      4. (a) If the aggregate net proceeds ("Tranche Two Proceeds") from the sale of all of the Tranche Two Shares as shown on the Confirmations of Sale, as of the first anniversary of the Closing Date is less than $10,000,000, AHI shall promptly pay to Seller by wire transfer, an amount (the "Guaranteed Adjustment") equal to (i) $10,000,000, less (ii) the Tranche Two Proceeds; provided, however in no event shall the Guaranteed Adjustment exceed (y) $1,500,000 less (z) the Tranche One Excess paid to Seller under paragraph 3(b)(2)(iv) above.

          (b) In the event Seller has sold less than all of the Tranche Two Shares as of the first anniversary of the Closing Date and the Tranche Two Proceeds are less than $10,000,000 multiplied by the percentage of Tranche Two Shares which have been sold by such date ("Tranche Two Percentage"), AHI shall promptly pay to Seller by wire transfer, a Guaranteed Adjustment in an amount equal to (i) $10,000,000, multiplied by the Tranche Two Percentage, less (ii) the Tranche Two Proceeds; provided, however, in no event shall the Guaranteed Adjustment exceed (y) $1,500,000 multiplied by

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               the Tranche Two Percentage, less (z) the Tranche One Excess paid to Seller under paragraph 3(b)(2)(iv) above.

          (c) All obligations of AHI pursuant to this Schedule 2.6 shall terminate on the first anniversary of the Closing Date following payment by AHI of the Guaranteed Adjustment then due, if any; provided, however, in the event of a dispute in the amount of the Guaranteed Adjustment payable, if any, the obligation of AHI hereunder to pay such Guaranteed Adjustment shall survive until the amount of such Guaranteed Adjustment has been finally determined.

          (d) 5.4 In the event of a dispute between the parties as to the determination of the Tranche One Deficit, Tranche One Excess or the Guaranteed Adjustment, such dispute shall be resolved in the manner provided in Section 2.3(c) of the Purchase Agreement.

     5. In the event the value of the Consideration Shares delivered by AHI at Closing is less than $15,000,000, the value of the Tranche One Shares, the Tranche Two Shares and the Guaranteed Adjustment shall be reduced proportionately.

     6. Any monies to be paid to the Seller pursuant to this Schedule 2.6 shall be wire transferred in accordance with the wire transfer instructions specified by the Seller pursuant to Section 6.6(a) or Section 8.1 of the Purchase Agreement.

     7. For the first 60 days following the Closing Date ("Post Closing Period"), AHI shall have the right to direct the timing, manner and amount of the sales of the Consideration Shares, and in furtherance thereof, Seller shall deliver irrevocable written instructions to the Broker (with a power of attorney, appointing a representative of AHI as Seller's attorney in fact, with power of substitution) to act in the place of Seller and direct the sale of the Consideration Shares during the Post Closing Period. Upon expiration of the Post Closing Period, AHI shall no longer have the right to direct the sale of the Consideration Shares and Seller shall have full right to cause the sale of the Consideration Shares at any time and from time to time for such price and in such manner as it determines in its sole discretion.

     8. All requests, notices, consents or approvals shall be given in writing and sent by e-mail with confirmation of receipt, facsimile transmission with confirmation of receipt by hand delivery or by nationally recognized overnight courier or delivery service and shall be deemed sent when received by the appropriate party.